     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2002


                                                      REGISTRATION NO. 333-85228

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            NABORS INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE             515 WEST GREENS ROAD, SUITE 1200            93-0711613
 (States or Other Jurisdictions        HOUSTON, TEXAS 77067               (I.R.S. Employer
       of Incorporation Or          TELEPHONE: (281) 874-0035         Identification Numbers)
          Organization)           (Address, Including Zip Code,
                                 and Telephone Number, Including
                                    Area Code, of Registrant's
                                   Principal Executive Offices)

                             ---------------------

                               KATHERINE P. ELLIS
                                GENERAL COUNSEL
                        NABORS CORPORATE SERVICES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                           TELEPHONE: (281) 874-0035
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   Copies to:

                                MICHAEL P. ROGAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                           TELEPHONE: (202) 371-7300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 24, 2002


PROSPECTUS

                                 [NABORS LOGO]

                             UP TO 7,150,000 SHARES

                            NABORS INDUSTRIES, INC.

                                  COMMON STOCK
                           (PAR VALUE $.10 PER SHARE)

     This prospectus relates to the shares of common stock of Nabors Industries, Inc., a Delaware corporation, issuable upon:

     - exchange or redemption of the exchangeable shares of Nabors Exchangeco (Canada) Inc., a Canadian corporation and an indirect wholly-owned subsidiary of Nabors, which we call Exchangeco in this prospectus; and

     - the exercise of certain warrants to purchase shares of Nabors common stock described in this prospectus.

     The exchangeable shares are being issued to former shareholders of Enserco Energy Service Company Inc., a corporation incorporated under the laws of Canada, in connection with our acquisition of Enserco. Each exchangeable share may be exchanged for one share of our common stock, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. In some cases, we may redeem each exchangeable share for one share of our common stock plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. Because these shares of our common stock offered by this prospectus will be issued in exchange for, or upon the redemption of, the exchangeable shares, we will not receive any cash proceeds from the issuance of shares of our common stock upon exchange of exchangeable shares in connection with this offering.


     In connection with our acquisition of Enserco, warrants to purchase 500,000 Enserco common shares will, after the completion of our acquisition of Enserco, represent warrants to purchase that number of shares of our common stock as the warrantholder would have been entitled to receive pursuant to the Enserco acquisition if the warrants had been exercised and the Enserco common shares were exchanged for shares of Nabors common stock on the basis of the exchange ratio in the Enserco acquisition. In this offering, we may receive the exercise price of the warrants in cash when the warrants are exercised and we deliver the shares of our common stock upon such exercise, up to a maximum of approximately U.S.$3 million if all warrants are exercised and assuming a closing date of April 26, 2002 for our acquisition of Enserco.


     We are paying all expenses of registration incurred in connection with this offering.


     Nabors' common stock is traded on the American Stock Exchange under the symbol "NBR." On April 23, 2002, the last reported sales price of the common stock on that exchange was $45.05. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars.


     INVESTING IN NABORS' COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 2002.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
The Company.................................................    1
Recent Developments.........................................    2
Risk Factors................................................    4
Where You Can Find More Information.........................    5
Forward-Looking Statements..................................    6
Use of Proceeds.............................................    6
Plan of Distribution........................................    7
Description of Our Capital Stock............................   14
Income Tax Considerations...................................   17
Legal Matters...............................................   25
Experts.....................................................   25

                             ABOUT THIS PROSPECTUS

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process.

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC office mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT NABORS, EXCHANGECO AND THE EXCHANGEABLE SHARES THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. COPIES OF THE INCORPORATED DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN) WILL BE FURNISHED UPON WRITTEN OR ORAL REQUEST WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED. REQUESTS SHOULD BE DIRECTED TO NABORS INDUSTRIES, INC., 515 WEST GREENS ROAD, SUITE 1200, HOUSTON, TEXAS 77067, ATTENTION: INVESTOR RELATIONS, OR YOU MAY TELEPHONE (281) 874-0035, OR VISIT OUR WEBSITE "HTTP://WWW.NABORS.COM". WEBSITE MATERIALS ARE NOT PART OF THIS PROSPECTUS.

     Unless we have indicated otherwise, references in this prospectus to "Nabors," "we," "us," and "our" or similar terms are to Nabors Industries, Inc. and its consolidated subsidiaries.

                                  THE COMPANY


     Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs as of April 23, 2002. Nabors conducts oil, gas and geothermal land drilling operations in the US lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America, the Middle East and Africa. Nabors also is one of the largest land well-servicing and workover contractors in the United States. We own approximately 745 land workover and well-servicing rigs, in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. We also own and operate a net nine of our rigs through an international joint venture in Saudi Arabia (giving effect to Nabors' 50% interest in the venture's 18 rigs).


     To further supplement our primary business, we offer a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes approximately 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. We also maintain over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, we market a fleet of 30 marine transportation and support vessels, primarily in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. And we manufacture and lease or sell top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software.

     Nabors was incorporated in Delaware in 1978. Through predecessors and acquired entities, Nabors has been continuously operating in the drilling sector since the early 1900s. Nabors' principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067. Our phone number is (281) 874-0035.

                              RECENT DEVELOPMENTS

AGREEMENT TO ACQUIRE ENSERCO

     On February 25, 2002, we entered into an acquisition agreement to acquire Enserco, which agreement was amended and restated on March 18, 2002. The acquisition will be effected pursuant to a plan of arrangement to be submitted for approval to the securityholders of Enserco and to the Court of Queen's Bench of Alberta. We have agreed to pay Cdn $15.50 per Enserco common share (plus additional consideration calculated at 6% per annum from and including February 26, 2002 to closing). The purchase price is payable, at the election of each individual Enserco shareholder, in cash, in exchangeable shares of Exchangeco or in a combination of cash and such exchangeable shares. The exchangeable shares will be exchangeable for shares of our common stock on a 1:1 basis, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. We anticipate that the acquisition will close on or about April 26, 2002.


     Under the terms of the acquisition agreement, the number of exchangeable shares to be issued for each Enserco common share will take into account the additional consideration component and will be determined based on the weighted average trading price of Nabors common stock on the American Stock Exchange for the 10 consecutive trading days ending on the third business day prior to the date of the Enserco shareholders meeting to approve the plan of arrangement converted into Canadian dollars at an exchange rate set forth in the plan of arrangement. On April 19, 2002, we and Enserco announced that under this formula (which we refer to as the exchange ratio in this prospectus), assuming a closing date of April 26, 2002 for our acquisition of Enserco, each Enserco shareholder electing to receive exchangeable shares as consideration for all or a portion of their Enserco common shares in the transaction would receive .2377 exchangeable shares for each Enserco common share for which such election is made. If the closing of our acquisition of Enserco occurs after April 26, 2002, the exchange ratio will change to reflect the additional consideration at the rate of six percent per annum on Cdn $15.50 per Enserco common share from and including February 26, 2002 to the closing date and we and Enserco will issue a press release prior to the closing date announcing the final, definitive exchange ratio.



     In connection with entering into the acquisition agreement, we also agreed to acquire from four significant Enserco shareholders, prior to the completion of the acquisition of Enserco pursuant to the plan of arrangement, approximately 20.5% of the outstanding Enserco common shares for Cdn. $15.50 in cash per Enserco common share. Two of these purchase agreements were entered into between Nabors and John E. Hokanson, the President and Chief Executive Officer of Enserco, and J&S Hokanson Investments Ltd., a corporation controlled by Mr. Hokanson, under which Exchangeco purchased 131,731 and 771,747 Enserco common shares, respectively. The other two purchase agreements were entered into between Nabors and SCF-III, L.P. and SCF-IV, L.P., pursuant to which Nabors agreed to purchase from such shareholders 1,706,092 and 2,757,304 Enserco common shares, respectively. SCF-III, L.P. and SCF-IV, L.P. are private investment partnerships based in Houston, Texas. Mr. John Geddes, chairman of the board of directors of Enserco, is affiliated with the general partner of SCF-III, L.P. and SCF-IV, L.P. Exchangeco completed the four share purchase transactions on March 18, 2002.



     SCF-IV also holds warrants to purchase 500,000 Enserco common shares at an exercise price of Cdn. $9.50 per share. The plan of arrangement provides that such warrants will, after the effective time of the arrangement, represent the right to purchase shares of our common stock. Under the arrangement, the number of shares of our common stock issuable upon exercise of the warrants after the effective time of the arrangement will be equal to 500,000 (or such lesser number of shares if the warrant has been exercised in part prior to the effective time of the arrangement) multiplied by the exchange ratio and the exercise price for such warrants will be Cdn. $9.50 divided by the exchange ratio, converted into U.S. dollars at an agreed upon exchange rate. On April 19, 2002, we and Enserco announced that the exchange ratio would be .2377, assuming a closing date of April 26, 2002 for our acquisition of Enserco.

Accordingly, upon completion of the arrangement, assuming a closing date of April 26, 2002 for our acquisition of Enserco, the warrants held by SCF-IV will be exercisable for 118,850 shares of our common stock at an exercise price of approximately U.S.$25.39 per share of our common stock.


PROPOSED REORGANIZATION


     Our Board of Directors has unanimously approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda exempted company which we formed (which we refer to as Nabors Bermuda in this prospectus), into Nabors. Nabors Industries, Inc. (a Delaware corporation) will be the surviving corporation in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares on a 1:1 basis, so that the shareholders of Nabors on the date of the merger will own the same number of shares in a Bermuda company rather than a Delaware corporation.


     After completion of the reorganization, Nabors Bermuda and its subsidiaries will continue to conduct the business now conducted by Nabors and its subsidiaries. After completion of the reorganization, Nabors Bermuda common shares will be traded on the American Stock Exchange under the symbol "NBR," the same symbol under which shares of our common stock currently trade.

     The Board approved the reincorporation transaction because international activities are an important part of our current business and they believe that international operations will account for a greater percentage of our total revenues in the future. Expansion of our international business is an important part of our current business strategy and significant growth opportunities exist in the international marketplace. We believe that reorganizing as a Bermuda company will allow us to implement our business strategy more effectively. In addition, we believe that the reorganization should increase our access to international capital markets and acquisition opportunities, increase our attractiveness to non-U.S. investors, improve global cash management, improve global tax position and result in a more favorable corporate structure for expansion of our current business.


     It is important to note that several senior members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating the anticipated tax benefits of the transaction. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. As a result of the increased scrutiny of such transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which could eliminate or substantially reduce the anticipated tax benefits of the reorganization or have a material adverse effect on the tax consequences of the reorganization to Nabors.


     Generally, for United States federal income tax purposes, shareholders of Nabors who are United States persons, will recognize gain, if any, but not loss, on the receipt of common shares of Nabors Bermuda in exchange for shares of Nabors common stock pursuant to the reorganization. United States persons who receive exchangeable shares pursuant to the arrangement with Enserco may recognize gain, but not loss, for United States federal income tax purposes upon the consummation of the Nabors reorganization even if they continue to hold exchangeable shares at and after the effective time of the reorganization.


     The adoption of the merger agreement which effects the reorganization requires the affirmative vote of holders of a majority of the shares of our common stock outstanding on the relevant record date. Consummation of the reorganization also requires the approval of the United States Coast Guard to document, in the name of one of our subsidiaries, ownership of our fleet of approximately 30 vessels which provides transportation of drilling materials, supplies and crews for offshore rig operations in the "coastwise trades." A special meeting of shareholders to consider and vote on adoption of the reorganization merger agreement is currently scheduled for June 3, 2002, and the Board of Directors of Nabors has set a record date of April 17, 2002, for shareholders entitled to notice of, and to vote at, the special meeting. If approved by the shareholders, the reincorporation should be effected in the second quarter of 2002.

     If the reorganization is adopted by our shareholders and the reorganization is completed, the exchangeable shares will thereafter be exchangeable for one common share of Nabors Bermuda instead of one share of our common stock. In addition, after the reorganization, the warrants held by SCF-IV will be exercisable for common shares of Nabors Bermuda instead of shares of our common stock. In such event, we anticipate that Nabors Bermuda will file a post-effective amendment to the registration statement of which this prospectus is a part and adopt the registration statement and continue the offering of common stock contemplated by this prospectus and such registration statement. We anticipate that the post-effective amendment will contain information about Nabors Bermuda, its share capital and relevant tax consequences similar to the information about Nabors and such matters included in this prospectus.

                                  RISK FACTORS

     Investing in our common stock involves risk. In addition to the risk factors described in our Annual Report on Form 10-K under the heading "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for the year ended December 31, 2001, which is incorporated by reference in this prospectus, and the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors described below before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our future business operations.

THE EXCHANGE OF YOUR EXCHANGEABLE SHARES IS GENERALLY TAXABLE.

     Based on the tax laws as of the date of this prospectus, the exchange of exchangeable shares for shares of Nabors common stock is generally a taxable event in Canada and may be a taxable event in the United States. A holder's tax consequences can vary depending on a number of factors, including the residency of the holder, the method of the exchange and the length of time that the exchangeable shares were held prior to the exchange. Canadian and United States federal income tax consequences will vary depending on your particular circumstances. We strongly urge you to consult your tax advisor as to the tax consequences of exchanging your exchangeable shares for Nabors common stock. See "Income Tax Considerations."

THE MARKET PRICE OF OUR COMMON STOCK MAY BE LESS THAN THE MARKET PRICE OF THE EXCHANGEABLE SHARES.

     Nabors common stock is listed on the American Stock Exchange, and the exchangeable shares are to be listed on The Toronto Stock Exchange. We do not intend to list the exchangeable shares or Nabors common stock on any other stock exchange in Canada or in the United States. As a result, the price at which the exchangeable shares trade is expected to be based upon the market for such shares on The Toronto Stock Exchange, and the price at which the shares of Nabors common stock trade is based upon the market for such shares on the American Stock Exchange. Although Nabors believes that the market price of the exchangeable shares on The Toronto Stock Exchange and the market price of the Nabors common stock on the American Stock Exchange should reflect essentially equivalent values, there can be no assurance that the market price of the Nabors common stock will be identical, or even similar, to the market price of the exchangeable shares.

OUR COMMON STOCK WILL BE FOREIGN PROPERTY FOR CANADIAN TAX PURPOSES.

     You may be required to limit your investment in our common stock or risk incurring penalties under the Income Tax Act (Canada) if you are:

     - a registered pension plan;

     - a registered retirement savings plan;

     - a registered retirement income fund;

     - a deferred profit sharing plan; or

     - among some other classes of tax-exempt person.

     So long as the exchangeable shares are listed on a prescribed Canadian stock exchange, which exchanges include The Toronto Stock Exchange, and Exchangeco maintains a substantial presence in Canada, the exchangeable shares will be qualified investments for these plans or persons and will not be foreign property under the Income Tax Act (Canada). Our common stock will, however, be foreign property for these plans or persons. These plans or persons may have to limit their investment in our common stock or risk incurring penalties under the Income Tax Act (Canada).

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's Public Reference Room in Washington, D.C. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's Web site at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is otherwise terminated:

     - Nabors' Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 19, 2002 (File No. 001-09245);

     - Nabors' Current Reports on Form 8-K dated January 3, 2002 and January 25, 2002 (File No. 001-09245); and

     - The description of Nabors' common stock contained in Nabors' Registration Statement on Form 8-A, filed with the SEC on August 22, 1986, as amended by Amendment No. 1 to Form 8-A, filed with the SEC on May 20, 1992, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (File No. 001-09245).

     If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Nabors Industries, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067, Attention: Investor Relations, telephone: (281) 874-0035.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     The statements in this document and the documents incorporated by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. When used in this document and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "should," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Further events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

     - fluctuations in worldwide prices and demand for natural gas and crude oil;

     - fluctuations in levels of natural gas and crude oil exploration and development activities;

     - fluctuations in the demand for our services;

     - the existence of competitors, technological changes and developments in the oilfield services industry;

     - the existence of operating risks inherent in the oilfield services industry;

     - the existence of regulatory uncertainties;


     - the possibility of political instability in any of the countries in which we do business; and



     - general economic conditions.



     Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration and production activities, could also materially affect our financial position, results of operations and cash flows.


     All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we may make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


     Of the 7,150,000 shares of our common stock offered in this prospectus, assuming all of the unaffiliated holders elect to receive exchangeable shares in the Enserco acquisition, we would issue approximately 7,012,500 shares of our common stock upon exchange or redemption of the exchangeable shares. We will receive no net cash proceeds upon the issuance of such shares. Upon completion of the plan of arrangement, assuming a closing date of April 26, 2002 for our acquisition of Enserco, the warrants held by SCF-IV will be exercisable for 118,850 shares of our common stock, subject to adjustment, at an exercise price of approximately U.S.$25.39 per share of our common stock. We may receive up to approximately U.S.$3 million in net cash proceeds in connection with the exercise of SCF-IV's warrants if all such warrants are exercised. If received, we will use any such proceeds for general corporate purposes. If the closing of our acquisition of Enserco occurs after April 26, 2002, the exchange ratio will change to reflect the additional consideration at the rate of six percent per annum on Cdn $15.50 per Enserco common share from and including February 26, 2002 to the closing date. Accordingly, the number of shares of our common stock issuable upon exercise of the warrants and the exercise price of the warrants will change in relation to the exchange ratio. We and Enserco will issue a press release prior to the closing date announcing the final, definitive exchange ratio.

                              PLAN OF DISTRIBUTION

EXCHANGEABLE SHARES

     Our common stock may be issued to you in exchange for your exchangeable shares in the following ways:

     - You may require Exchangeco to exchange your exchangeable shares for an equivalent number of shares of our common stock. We refer to this as your retraction rights.


     - Exchangeco may automatically redeem your exchangeable shares for shares of our common stock on the date which is the fifth anniversary of our acquisition of Enserco or upon the occurrence of any of the events described under "Our Redemption Rights" beginning on page 8. We refer to these rights as our redemption rights.


     - Upon our liquidation or the liquidation of Exchangeco, you may be required to, or may choose to, exchange your exchangeable shares for shares of our common stock. We refer to these rights as your exchange rights.


     In addition, 3064297 Nova Scotia Company, an unlimited company organized under the laws of Nova Scotia, Canada, and our indirect, wholly owned subsidiary (which we refer to as Callco in this prospectus) may exercise call rights over your exchangeable shares as described under "Callco's Call Rights" beginning on page 11. These call rights permit Callco to require an exchange of your exchangeable shares for shares of our common stock if you exercise your retraction rights or exchange rights or in any circumstance where Exchangeco exercises its redemption rights. Nabors is also permitted to exercise the call right identified below as the "change of law call right." Callco and Nabors plan to exercise their call rights, when available, and we currently foresee no circumstances under which Callco or Nabors would not exercise their call rights. We expect that you will receive our common stock through an exchange with Callco or Nabors, as the case may be, as opposed to a redemption by Exchangeco, of your exchangeable shares for our common stock. While the consideration received upon an exchange with Callco or Nabors or a redemption by Exchangeco will be the same, the tax consequences will be substantially different. These call rights are described below and are respectively called the:


     - retraction call rights;

     - liquidation call rights;

     - redemption call rights; and

     - change of law call rights.

YOUR RETRACTION RIGHTS

     Subject to applicable law and Callco's retraction call right described in this prospectus, you are entitled at any time to retract, or require Exchangeco to redeem, any or all of your exchangeable shares and to receive an equal number of shares of our common stock plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. You may exercise your retraction rights by presenting to the transfer agent for the exchangeable shares or Exchangeco:

     - a certificate or certificates representing the number of exchangeable shares you desire to retract;

     - any other documents as may be required to effect the retraction of such exchangeable shares; and

     - a duly executed retraction request:

      - specifying the number of exchangeable shares you desire to retract;

      - stating the retraction date on which you desire to have Exchangeco redeem your exchangeable shares, which must be between 10 and 15 business days from the date Exchangeco receives the request; and

      - acknowledging Callco's overriding retraction call right to purchase all but not less than all of the retracted shares directly from you and that the retraction request will be deemed to be a revocable offer by you to sell the retracted shares to Callco in accordance with Callco's retraction call right on the terms and conditions described below.


     Exchangeco will promptly notify Callco upon receipt of a retraction request. In order to exercise its retraction call right, Callco must notify Exchangeco of its determination to do so within five business days of Exchangeco's receipt of the retraction request. If Callco delivers the call notice to Exchangeco within five business days, and you have not revoked your retraction request, Exchangeco will not redeem the retracted shares and Callco will purchase from you the retracted shares on the retraction date. If Callco does not timely deliver the call notice and you have not revoked your retraction request, Exchangeco will redeem the retracted shares on the retraction date. In the event that Callco exercises its retraction call right, the closing of the purchase and sale of the retracted shares under the retraction call right will be deemed to occur as at the close of business on the retraction date, and no redemption by Exchangeco of the retracted shares will take place on the retraction date.


     You may revoke a retraction request by giving notice in writing to Exchangeco at any time prior to the close of business on the business day immediately preceding the retraction date, in which case the retracted shares will neither be purchased by Callco nor be redeemed by Exchangeco. If the retraction request is not revoked on or prior to the close of business on the business day immediately preceding the retraction date, the retracted shares will either be purchased by Callco or redeemed by Exchangeco. Callco or Exchangeco, as the case may be, will then deliver or cause Exchangeco's transfer agent to deliver the retraction price to you by mailing:

     - certificates representing the number of shares of our common stock equal to the number of exchangeable shares purchased or redeemed, registered in your name or such other name as you may request; and

     - if applicable, a check payable to you for the aggregate amount of dividends payable and unpaid on each such exchangeable share,

to the address recorded in the securities register of Exchangeco or to the address specified in your retraction request or by holding the same for you to pick up at the registered office of Exchangeco or the office of Exchangeco's transfer agent as specified by Exchangeco, in each case less any amounts required to be withheld because of applicable taxes.


     If, as a result of solvency requirements or applicable law, Exchangeco is not permitted to redeem all of your exchangeable shares specified in the retraction request, and provided Callco has not exercised its retraction call right with respect to such retracted shares, Exchangeco will redeem only those retracted shares requested by you (rounded down to a whole number of shares) as would not be contrary to provisions of applicable law. The trustee under the voting and exchange trust agreement, on your behalf, will require us to purchase the retracted shares not redeemed by Exchangeco or purchased by Callco on the retraction date or as soon as reasonably practicable after the retraction date, under your exchange rights.


OUR REDEMPTION RIGHTS

     Subject to applicable law and Callco's redemption call rights discussed below, on an automatic redemption date, Exchangeco will redeem all of the then outstanding exchangeable shares in exchange for an equal number of shares of our common stock, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. Notwithstanding any proposed redemption of the exchangeable shares you may initiate, our redemption rights give us the overriding right to acquire on an automatic redemption date all but not less than all of the outstanding exchangeable shares in exchange for an equal number of shares of our common stock, plus the amount of all payable and unpaid dividends, if any, on each such exchangeable share.

     An automatic redemption will occur upon the first to occur of:

     - the date, on or after the fifth anniversary of the effective date of our acquisition of Enserco, as established by the board of directors of Exchangeco;

     - the date that there are outstanding less than 1,500,000 exchangeable shares (other than exchangeable shares held by us and our affiliates) and the board of directors of Exchangeco decides to accelerate the redemption of the exchangeable shares prior to the fifth anniversary of the effective date of our acquisition of Enserco;

     - the occurrence of any merger, amalgamation, tender offer, material sale of shares or similar transactions involving Nabors (other than the proposed reorganization of Nabors into a Bermuda holding company described in this prospectus under "Recent Developments -- Proposed Reorganization"), or any proposal to carry out the same, in which case the board of directors of Exchangeco determines in good faith that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with such transaction and that the redemption of all but not less than all of the exchangeable shares is necessary to enable the completion of such transaction in accordance with its terms;


     - the business day prior to the record date for any meeting or vote of Exchangeco shareholders to consider any matter in which the holders of exchangeable shares would be entitled to vote as Exchangeco shareholders, but, except as described in the bullet immediately following below, excluding meetings or votes regarding changes to the rights, privileges, restrictions or conditions of the exchangeable shares requiring the approval of the holders of the exchangeable shares; and



     - the business day following the day on which the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares, if and to the extent the action is required, to approve or disapprove any change to, or in the rights of the holders of, the exchangeable shares, if the approval or disapproval of the change would be required to maintain the economic and legal equivalence of the exchangeable shares and our common stock.



     At least 45 days before an automatic redemption date (or if the automatic redemption date occurs as a result of a Nabors control transaction, a record date for a vote of Exchangeco shareholders or the failure of Exchangeco shareholders to approve a change to the exchangeable shares described in the three immediately preceding bullet points above, on as many days prior written notice as the board of directors of Exchangeco determines to be reasonably practicable under the circumstances), Exchangeco shall provide you with written notice of the proposed redemption or possible redemption of the exchangeable shares by Exchangeco or the purchase of the exchangeable shares by Callco under its redemption call right, as the case may be. In the case of a possible automatic redemption date, the notice will be given contingently and will be withdrawn if the contingency does not occur.


YOUR EXCHANGE RIGHTS

     Liquidation Rights with Respect to Exchangeco. Subject to Callco's liquidation call right described below, in the event of the liquidation, dissolution or winding-up of Exchangeco or any other distribution of assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, you will be entitled to receive for each exchangeable share one share of Nabors common stock, together with all dividends payable and unpaid on your exchangeable shares, if any.

     In the event of the liquidation, dissolution or winding-up of Exchangeco or any other proposed distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, holders of the exchangeable shares will have, subject to applicable law, preferential rights to receive from Exchangeco, for each exchangeable share held, an amount equal to the market price of our common stock on the last business day prior to the liquidation, which amount shall be paid by the delivery to such holders of one share of Nabors common stock for each exchangeable share held plus the aggregate amount of dividends payable and unpaid on each such exchangeable share, if any. Upon the occurrence of such liquidation, dissolution or winding-up, Callco will have an overriding right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by us and our affiliates) from the holders of the exchangeable shares on the effective date of such liquidation, dissolution or winding-up for a purchase price per share equal to the market price of our common stock on the last business day prior to the liquidation (which amount shall be paid by the delivery to such holders of one share of Nabors common stock for each exchangeable share held), plus, to the extent it is not paid by Exchangeco, the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share.



     Upon, and during the continuance of, insolvency of Exchangeco, a holder of exchangeable shares will be entitled to instruct the trustee under the voting and exchange trust agreement to exercise the exchange rights with respect to any or all of the exchangeable shares held by such holder, thereby requiring us to purchase such exchangeable shares from the holder. As soon as practicable following the occurrence of such an insolvency of Exchangeco or any event which would, with the passage of time and/or the giving of notice, lead to insolvency of Exchangeco, we and Exchangeco will give written notice of an insolvency or such event to the trustee. As soon as practicable after the delivery of such notice, the trustee will then notify each holder of exchangeable shares of such event or potential event and will advise the holder of its rights with respect to the liquidation exchange right. The purchase price payable by us for each exchangeable share purchased under this right will be satisfied by the issuance of one share of our common stock plus, to the extent not paid by Exchangeco, the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share.


     An insolvency event will occur in respect of Exchangeco upon:

     - the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it;

     - the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and Exchangeco's failure to contest in good faith such proceedings commenced in respect of Exchangeco within 30 days of becoming aware of the proceedings, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver;

     - the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they come due; or


     - Exchangeco not being permitted, under solvency requirements of applicable law, to redeem any retracted exchangeable shares in accordance with the exchangeable share conditions.



     Liquidation with Respect to Nabors. In order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of our common stock in the event of our liquidation, immediately prior to the effective date of a liquidation event, each exchangeable share will automatically be exchanged for an equivalent number of shares of our common stock, plus, to the extent not paid by Exchangeco, the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. Upon a holder's request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as we may reasonably require, we will deliver to such holder certificates representing an equivalent number of shares of our common stock plus, to the extent not paid by Exchangeco, the aggregate amount of dividends payable and unpaid, if any, on exchangeable shares for each exchangeable share exchanged under this exchange right.


     A liquidation event will occur in respect of Nabors upon:

     - determination by the Nabors board to institute voluntary liquidation, dissolution, or winding-up proceedings with respect to Nabors or to effect any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution winding-up or other distribution; or

     - receipt by Nabors of notice of, or Nabors otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Nabors or to effect any distribution of assets of Nabors among its shareholders for the purpose of winding-up its affairs, in each case where Nabors has failed to contest in good faith any such proceeding commenced in respect of Nabors within 30 days of becoming aware of the proceeding.

CALLCO'S CALL RIGHTS


     In the circumstances described below, Callco and, in the case of the change of law call right, we will have overriding call rights to acquire your exchangeable shares by delivering an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid on the exchangeable shares. DIFFERENT CANADIAN FEDERAL INCOME TAX CONSEQUENCES MAY ARISE DEPENDING UPON WHETHER WE OR CALLCO EXERCISE THE CALL RIGHTS OR WHETHER YOUR EXCHANGEABLE SHARES ARE REDEEMED BY EXCHANGECO. See "Income Tax Considerations -- Canadian Federal Income Tax Considerations." In any circumstance where Exchangeco is required to purchase your exchangeable shares, we may cause Callco to acquire from us and deliver to you the shares of our common stock. In addition, we and Callco will have an overriding call right on your exchangeable shares if there are changes to Canadian tax laws permitting you to exchange your exchangeable shares without recognizing any gain or loss or any actual or deemed dividend in respect of such exchange. If and when Callco or, if applicable, Nabors, acquires your exchangeable shares as a result of exercise of the call rights, neither of them will be entitled to exercise any of the voting rights attached to your exchangeable shares.


     Retraction Call Right. If you request the redemption by Exchangeco of your exchangeable shares, you will be deemed to offer your exchangeable shares to Callco, and Callco will have an overriding retraction call right to acquire all, but not less than all, of the exchangeable shares that you have requested Exchangeco to redeem in exchange for an equal number of shares of our common stock, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. Upon the exercise of Callco's retraction call right, you will be obligated to transfer your exchangeable shares to Callco.

     Redemption Call Right. Callco has an overriding redemption call right to acquire on an automatic redemption date all, but not less than all, of the exchangeable shares then outstanding in exchange for an equal number of shares of our common stock, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share, and, upon the exercise of Callco's redemption call right, you will be obligated to transfer your shares to Callco.

     Liquidation Call Right. Callco will be granted an overriding liquidation call right, in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, to acquire all, but not less than all, of the exchangeable shares then outstanding in exchange for an equal number of shares of our common stock, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share. Upon the exercise of Callco's liquidation call right, you will be obligated to transfer your exchangeable shares to Callco. Callco's acquisition of all of the outstanding exchangeable shares upon the exercise of the liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Exchangeco.

     Change of Law Call Right. We have the overriding right, in the event of any amendment to the Income Tax Act (Canada) and other applicable Canadian provincial income tax laws that permits holders of exchangeable shares who are resident in Canada, hold the exchangeable shares as capital property and deal at arm's length with Nabors and Enserco (all for the purpose of the Income Tax Act (Canada) and other applicable Canadian provincial income tax laws) to exchange their exchangeable shares for shares of our common stock on a basis that will not require such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Income Tax Act (Canada) and other applicable Canadian provincial income tax laws, to purchase (or to cause Callco to purchase) from all but not less than all of the holders of the exchangeable shares (other than any holder which is an affiliate of Nabors) all but not less than all of the exchangeable shares held by each such holder upon payment by Nabors or Callco, as the case may be, of an amount per share equal to the exchangeable share price applicable on the last business day prior to the date on which Nabors or Callco intends to purchase such shares. Payment of the exchangeable share price will be fully satisfied by the delivery for each exchangeable share of one share of Nabors common stock plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share.

     To exercise the foregoing right, Nabors or Callco must notify the transfer agent for the exchangeable shares of its intention to exercise such right at least 45 days before the date on which Nabors or Callco intends to acquire the exchangeable shares. Upon the exercise of this right, holders will be obligated to sell their exchangeable shares to Nabors or Callco, as the case may be.


     If we or Callco exercise one or more of our call rights, Nabors or Callco will issue our common stock to you and will become the holder of your exchangeable shares. If and when Callco or, if applicable, Nabors, acquires your exchangeable shares under the call rights, neither of them will be entitled to exercise any of the voting rights attached to your exchangeable shares. If we or Callco decline to exercise our respective call rights when available, we will be required to issue our common stock as Exchangeco directs, including to Exchangeco, which will, in turn, transfer our common stock to you in consideration for the return and cancellation of your exchangeable shares. In the event we or Callco do not exercise our call rights when applicable and instead deliver our common stock as Exchangeco directs, you would receive the same consideration, but the Canadian tax consequences will be substantially different. See "Income Tax Considerations -- Canadian Federal Income Tax Considerations." However, we anticipate that we or Callco will exercise our call rights, when available, and currently foresee no circumstances under which we or Callco would not exercise our call rights. In addition, we do not anticipate any restriction or limitation on the number of exchangeable shares we or Callco would acquire upon the exercise of our call rights.


WITHHOLDING RIGHTS

     Each of Nabors, Callco, Exchangeco, Exchangeco's transfer agent and the trustee will be entitled to deduct and withhold from any dividend or other consideration otherwise payable to any holder of exchangeable shares or shares of Nabors common stock such amounts as each of Nabors, Callco, Exchangeco, Exchangeco's transfer agent or the trustee is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the holder of the exchangeable shares or shares of Nabors common stock, as the case may be, in respect of which the deduction and withholding was made, provided that the withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount required to be deducted or withheld from any payment to a holder exceeds the cash portion of the dividend or other consideration otherwise payable to the holder, Nabors, Callco, Exchangeco, Exchangeco's transfer agent and the trustee are authorized to sell or otherwise dispose of the portion of the consideration necessary to provide sufficient funds to Nabors, Callco, Exchangeco, Exchangeco's transfer agent or the trustee, as the case may be, to enable it to comply with the deduction or withholding requirement and Nabors, Callco, Exchangeco, Exchangeco's transfer agent or the trustee, as the case may be, will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

SCF-IV WARRANTS

     As of March 18, 2002, SCF-IV held warrants to purchase 500,000 Enserco common shares at an exercise price per Enserco common share of Cdn. $9.50. Such warrants expire on November 13, 2003. The warrants may be exercised in whole or in part at any time prior to the expiration date.

     Upon the closing of our acquisition of Enserco, we will assume Enserco's obligations under all of the above warrants. After the closing, each warrant will be exercisable for a number of shares of our common stock equal to the product obtained by multiplying the number of Enserco common shares subject to such warrant by the exchange ratio (rounded down to a whole number of shares). The exercise price of each such warrant per share of our common stock will be equal to the exercise price per Enserco common share of such warrant immediately prior to the consummation of the plan of arrangement divided by the exchange ratio, with the result converted into U.S. dollars. The term to expiry, conditions to and the manner of exercising, vesting schedule, and all other terms and conditions of such warrants are otherwise unchanged, and any document or agreement previously evidencing an Enserco warrant evidences and is deemed to evidence the assumed warrant.


     As of April 26, 2002, assuming a closing date of April 26, 2002 for our acquisition of Enserco, such warrants will be exercisable for approximately 118,850 shares of our common stock, subject to adjustment.



     The number of shares of our common issuable upon exercise of each warrant is subject to adjustment if we subdivide, redivide or change our outstanding common stock into a greater number of shares or if we reduce, combine or consolidate our outstanding common stock into a smaller number of shares. In addition, if we otherwise reclassify our common stock or if we effect a capital reorganization, merger, amalgamation, consolidation or sell all or substantially all of our assets, each warrant will, after the effective time of any such action or transaction, be exercisable for a number and type of shares, other securities or property that the holder of the warrant would have been entitled to receive had the holder of the warrant been the registered holder of the number of shares of our common stock issuable upon exercise of the warrant on the record date or the effective date of any such transaction.


     If we fix a record date for making a distribution or dividend of cash, Nabors' shares of any class, rights options or warrants, evidence of indebtedness or assets (including shares of other corporations) to all or substantially all the holders of our outstanding common stock, the holder of a warrant shall be entitled to receive, upon exercise of such warrant, the amount of cash or the number and kind of shares, other securities or property the holder of the warrant would have been entitled to receive had the holder of the warrant been the registered holder of the number of shares of our common stock issuable upon exercise of the warrant on such record date.


     In addition, each warrant contains a "cashless exercise" provision which allows the holder of the warrant to exercise the warrant without payment of the exercise price. The number of shares of our common stock issuable upon a cashless exercise will be determined by dividing by the weighted average closing price, the difference between the weighted average closing price and the exercise price of the warrant multiplied by the number of warrants being exercised. For these purposes, the weighted average closing price is the weighted average closing price of our common stock on the American Stock Exchange for the 10 days before such exercise.

                        DESCRIPTION OF OUR CAPITAL STOCK


     Our authorized capital stock consists of 418,000,000 shares of capital stock, par value $.10 per share, of which 400,000,000 shares are common shares and 8,000,000 are Class B shares, and 10,000,000 shares of preferred stock, par value $.10 per share. The following summary is qualified in its entirety by the provisions of Nabors' restated certificate of incorporation dated March 4, 1997, as amended and by-laws which are publicly available. See "Where You Can Find More Information." As of April 17, 2002, there were 141,099,335 shares of Nabors common stock outstanding and no other shares of any class or series outstanding.


COMMON STOCK AND CLASS B SHARES

     Holders of shares of common stock are entitled to one vote per share, and holders of shares of class B stock have no voting rights except as required by applicable law. Holders of shares of common stock do not have the right to cumulate votes in the election of directors. A special meeting of stockholders may be called by Nabors' board of directors and must be called upon the written request of the holders of not less than 50% of Nabors' stock then outstanding and entitled to vote. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without prior notice by written consent only if the consent is signed by each stockholder entitled to vote on the matter.

     Holders of class B stock may convert their shares into shares of common stock at any time, unless the conversion would cause a holder, together with the holder's affiliates, to own, control or vote more shares of Nabors' stock then permitted by applicable law. Nabors' stockholders do not have preemptive rights to subscribe for shares of any of its capital stock.

     Holders of shares of Nabors' common stock and class B stock are entitled to participate equally on a per-share basis in any dividends that Nabors' board of directors may declare from time to time out of funds legally available for the payment of dividends.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the American Stock Exchange under the symbol "NBR." Public trading of the common stock of our predecessor corporation, Anglo Company, Inc., commenced in 1951. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on the American Stock Exchange.

                                                                HIGH         LOW
                                                              --------     --------
1999
First Quarter...............................................  $19.00       $10.75
Second Quarter..............................................   25.3125      15.50
Third Quarter...............................................   29.50        21.5625
Fourth Quarter..............................................   31.25        19.75
2000
First Quarter...............................................  $40.5625     $28.125
Second Quarter..............................................   44.25        34.00
Third Quarter...............................................   53.8125      38.5625
Fourth Quarter..............................................   60.47        40.50

                                                                HIGH         LOW
                                                              --------     --------
2001
First Quarter...............................................  $63.12       $50.70
Second Quarter..............................................   61.25        37.20
Third Quarter...............................................   38.12        18.00
Fourth Quarter..............................................   36.15        19.76
2002
First Quarter...............................................  $43.00       $26.98
Second Quarter (through April 23, 2002).....................   45.05        38.40



     On April 23, 2002, the last sale price reported on the American Stock Exchange for our common stock was $45.05 per share.


DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock since 1982. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

PREFERRED STOCK

     Under our restated certificate of incorporation, as amended, our board of directors is authorized, without further stockholder action, to issue from time to time up to 10,000,000 shares of preferred stock and to fix and determine the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series of preferred stock, including, without limitation, any voting rights, any dividends payable and any right of the shares of that series to convert into or be exchanged for other securities of Nabors. Thus, our board of directors, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power (if any) and other rights of other series of the preferred stock or of the common stock. As of the date of this prospectus, Nabors has no preferred stock outstanding.

     A series of preferred stock, consisting of one share, will be designated as special voting preferred stock, having a par value of $.10 per share and a liquidation preference of $.01. Except as otherwise required by law or our certificate of incorporation, the one share of special voting preferred stock will possess a number of votes for the election of directors and on all other matters submitted to a vote of our stockholders equal to the number of outstanding exchangeable shares from time to time not owned by us or any entity controlled by us. The holders of our common stock and the holder of the special voting preferred stock will vote together as a single class on all matters on which holders of our common stock are eligible to vote. In the event of our liquidation, dissolution or winding-up, all outstanding exchangeable shares will automatically be exchanged for shares of our common stock, and the holder of the special voting preferred stock will not be entitled to receive any assets available for distribution to our stockholders (other than the $.01 liquidation preference). The holder of the special voting preferred stock will not be entitled to receive dividends. The share of special voting preferred stock will be issued to Computershare Trust Company of Canada, as trustee under a voting and exchange trust agreement among us, Exchangeco and such trustee. At such time as the one share of special voting preferred stock has no votes attached to it because there are no exchangeable shares outstanding not owned by us or an entity controlled by us, the share of special voting preferred stock will be canceled.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Nabors' common stock is EquiServe.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     Nabors' restated certificate of incorporation and by-laws contain certain provisions that could discourage or make more difficult unsolicited takeover bids from third parties or the removal of incumbent management. These provisions include, among others:

     - a board of directors that is divided into three classes of directors who serve staggered, three-year terms;

     - that directors can be removed from office only for cause upon the affirmative vote of holders of a majority of shares of Nabors' common stock entitled to vote at an election of directors; and

     - that a special meeting of shareholders may be called only by the chairman of the board of directors, the vice chairman, the president, any vice president or the secretary of Nabors at the written request of holders of record of not less than 50% of the total number of outstanding shares of Nabors' common stock.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by Nabors' board of directors and may discourage transactions that may involve an actual or threatened change of control of Nabors.

                           INCOME TAX CONSIDERATIONS

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS


     In the opinion of Stikeman Elliott, our Canadian counsel, the following is a fair and accurate summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Canadian Income Tax Act)" if you hold exchangeable shares or acquire our common stock on the exchange of exchangeable shares and if, for purposes of the Canadian Income Tax Act, you deal with us at arm's length and hold your exchangeable shares and will hold our common stock as capital property. This discussion does not apply to you if you are a "financial institution", as defined in the Canadian Income Tax Act for the purposes of the mark-to-market provisions thereof.


     The exchangeable shares and our common stock will generally be considered to be capital property to you unless such shares are held by you in the course of carrying on a business of buying and selling securities or such shares are acquired by you in a transaction considered to be an adventure in the nature of trade. If you are a resident of Canada and the exchangeable shares might not otherwise qualify as capital property, you may be entitled to obtain this qualification by making the irrevocable election provided under subsection 39(4) of the Canadian Income Tax Act. If you do not hold your exchangeable shares or will not hold our common stock as capital property, you should consult your own tax advisors for information and advice having regard to your particular circumstances.

     This summary is based on the current provisions of the Canadian Income Tax Act and regulations thereunder, the current provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, (the "Canada-U.S. Tax Convention") and our counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Canadian Income Tax Act and regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all of these proposed amendments will be enacted in their present form. No assurances can be given that any proposed amendments will be enacted in the form proposed, if at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations described below. No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions relating to the exchangeable shares or the acquisition of our common stock on the exchange of exchangeable shares.

     For purposes of the Canadian Income Tax Act, all amounts otherwise denominated in United States dollars relating to the acquisition, holding or disposition of our common stock, including dividends, adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.


     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO YOU. THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.


SHAREHOLDERS RESIDENT IN CANADA

     The following portion of this summary will apply to you only if, for the purposes of the Canadian Income Tax Act and any applicable income tax treaty or convention, you are resident or deemed to be resident in Canada at all relevant times. This summary does not apply to you if we are or will be a "foreign affiliate" of you as defined in the Canadian Income Tax Act.

     Redemption of Exchangeable Shares


     On a redemption (including a retraction) of your exchangeable shares by Exchangeco, you will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the "paid-up capital" of the exchangeable shares so redeemed. The "paid-up capital" of an exchangeable share will be equal to the aggregate paid-up capital of all of the exchangeable shares divided by the number of exchangeable shares outstanding. The aggregate paid-up capital of all of the exchangeable shares will generally be equal to the aggregate consideration for which the exchangeable shares are issued (provided that amount is added to the stated capital account maintained for the exchangeable shares under the relevant corporate law), less an amount to be determined based upon the Canadian tax elections that are filed by former shareholders of Enserco who elect to exchange their Enserco shares for exchangeable shares under the arrangement and who are permitted under the terms of the arrangement to, and do, file such Canadian tax elections. For these purposes, the redemption proceeds will be the fair market value of our common stock received from Exchangeco at the time of the redemption plus the amount, if any, of all payable and unpaid dividends on the exchangeable shares paid on the redemption. The taxation of dividends received or deemed to be received on the exchangeable shares is described below. We anticipate that we or Callco, as the case may be, will exercise our call rights, when available, and currently foresee no circumstances under which exchangeable shares would be redeemed by Exchangeco.


     On a redemption (including a retraction) of your exchangeable shares, you will also be considered to have disposed of your exchangeable shares, but the amount of the deemed dividend, described above, will be excluded in computing your proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition. If you are a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. The taxation of capital gains and capital losses is described below.

     Exchange of Exchangeable Shares With Us

     On an exchange of your exchangeable shares with us or Callco for our common stock, you will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of your exchangeable shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of the exchangeable shares immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of our common stock which you receive. The taxation of capital gains and capital losses is described below. Any amount received by you as part of the exchange that is in lieu of or in satisfaction of dividends that are payable but not paid on the exchangeable shares will be treated as a dividend rather than as proceeds of disposition. The taxation of dividends received or deemed to be received on the exchangeable shares is discussed below.

     Dividends on Exchangeable Shares

     If you are an individual, dividends received or deemed to be received on the exchangeable shares will be included in computing your income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

     Subject to the discussion below regarding our status as a "specified financial institution" for the purposes of the Canadian Income Tax Act, if you are a corporation other than a "specified financial institution", as defined in the Canadian Income Tax Act, dividends received or deemed to be received on the exchangeable shares normally will be included in your income and be deductible in computing your taxable income.

     The exchangeable shares will be "term preferred shares", as defined in the Canadian Income Tax Act. Consequently, if, you are a "specified financial institution", as defined in the Canadian Income Tax

Act, a dividend received on the exchangeable shares will be deductible in computing your taxable income only if:

          1. you did not acquire the exchangeable shares in the ordinary course of carrying on your business; or

          2. at the time the dividend is received, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE) and you, either alone or together with persons with whom you do not deal at arm's length, do not receive (and are not deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

     If you are a specified financial institution, you should consult your own tax advisors.

     We have been advised by our counsel (based in part on representations made by us as to certain factual matters) that we currently qualify as a "specified financial institution" for the purposes of the Canadian Income Tax Act. As a consequence, and for so long as we continue to so qualify, if you are a corporation (including a "specified financial institution" as defined in the Canadian Income Tax Act), dividends received or deemed to be received on the exchangeable shares will be deductible in computing your taxable income only if, at the time such dividends or deemed dividends are received, the exchangeable shares are listed on a prescribed stock exchange (which includes the TSE), we are "related" to Exchangeco for the purposes of the Canadian Income Tax Act (which we are now and anticipate that we will continue to be), and you, either alone or together with persons with whom you do not deal at arm's length or trusts or partnerships of which you or any such non-arm's length person is a beneficiary or member, receive dividends in respect of not more than 10 percent of the issued and outstanding exchangeable shares.

     If you are a "private corporation", as defined in the Canadian Income Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, you may be liable under Part IV of the Canadian Income Tax Act to pay a refundable tax of 33-1/3 percent of any dividends received or deemed to be received on your exchangeable shares to the extent that these dividends are deductible in computing your taxable income.

     If you are throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, you may be liable to pay an additional refundable tax of 6-2/3 percent of your "aggregate investment income" for the year which will include dividends or deemed dividends on the exchangeable shares that are not deductible in computing taxable income.

     If you are a corporation, the amount of any capital loss realized on a disposition or deemed disposition of exchangeable shares may be reduced by the amount of any dividends received or deemed to have been received by you on the exchangeable shares to the extent and under circumstances prescribed by the Canadian Income Tax Act. Similar rules may apply where you are a corporation and a member of a partnership or a beneficiary of a trust that owns these shares.

     Acquisition and Disposition of Our Common Stock

     The cost of our common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of such common stock at the time of that event, and will be averaged with the adjusted cost base of any other shares of our common stock held by you at that time as capital property. A disposition or deemed disposition of our common stock by you will generally result in the realization of a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of these shares immediately before the disposition. The taxation of capital gains and capital losses is described below.

     Dividends on Our Common Stock

     Dividends on our common stock will be included in your income for the purposes of the Canadian Income Tax Act. If you are an individual, you will not be subject to the gross-up and dividend tax credit rules in the Canadian Income Tax Act applicable to dividends received from corporations resident in Canada. If you are a corporation, you will be required to include these dividends in computing your income and generally will not be entitled to deduct the amount of these dividends in computing your taxable income.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, may be liable to pay an additional refundable tax of 6-2/3 percent of its "aggregate investment income" for the year which will include these dividends.

     If there is United States non-resident withholding tax on any dividends you receive on our common stock, you will generally be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Income Tax Act.

     Taxation of Capital Gains and Capital Losses

     One-half of any capital gain realized on a disposition or deemed disposition of exchangeable shares or our common stock must be included in your income for the year of the disposition. You generally may be able to deduct one-half of any capital losses against one-half of any capital gains realized in the year of the disposition. Any capital losses in excess of capital gains in the year of the disposition may generally be carried back and deducted against net capital gains (capital gains less capital losses) in any of the three taxation years immediately preceding, or carried forward and deducted against net capital gains in any taxation year following, the year of disposition, to the extent and in the circumstances prescribed in the Canadian Income Tax Act.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Income Tax Act.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, may be liable to pay an additional refundable tax of 6-2/3 percent of its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

     Foreign Property Information Reporting

     With some exceptions, any taxpayer resident in Canada in the year is a "specified Canadian entity", as defined in the Canadian Income Tax Act. If you are a specified Canadian entity for a taxation year or fiscal period and the total cost amount of "specified foreign property", which would include our common stock and the exchangeable shares, at any time in the year or fiscal period exceeds Cdn. $100,000, you will be required to file an information return for the year or period disclosing prescribed information, your cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of the specified foreign property. You should consult your own advisors about whether you must comply with these rules with respect to the ownership of our common stock or the exchangeable shares.

SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of this summary will apply to you only if, for purposes of the Canadian Income Tax Act and any applicable tax treaty or convention, you will not be resident or deemed to be resident in Canada at any time while you hold exchangeable shares or our common stock, and will not use or hold the exchangeable shares or our common stock in, or in the course of, carrying on a business (including an insurance business) in Canada and, except as specifically discussed below, if those shares do not constitute "taxable Canadian property" to you as defined in the Canadian Income Tax Act.

     The exchangeable shares will generally not be taxable Canadian property to you at a particular time provided that these shares are listed on a prescribed stock exchange (which includes the TSE) and you, or persons with whom you do not deal at arm's length, or you together with such persons have not owned (or had under option) 25 percent or more of the issued shares of any class or series of the capital stock of Exchangeco at any time within five years preceding the particular time. Our common stock will generally not constitute taxable Canadian property to you.

     Provided the exchangeable shares or our common stock are not taxable Canadian property to you, you will not be subject to tax under the Canadian Income Tax Act on the exchange of exchangeable shares for our common stock (except to the extent the exchange gives rise to a deemed dividend as discussed below), or on the sale or other disposition of exchangeable shares or our common stock.

     Dividends paid or deemed to be paid on the exchangeable shares will be subject to non-resident withholding tax under the Canadian Income Tax Act at the rate of 25 percent, although this rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Convention, the rate of non-resident withholding tax is generally reduced to 15 percent in respect of dividends paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the convention.

     A holder whose exchangeable shares are redeemed by Exchangeco (either under redemption rights or pursuant to retraction rights) will be deemed to receive a dividend equal to the amount, if any, by which the redemption proceeds exceed the "paid-up capital," for the purposes of the Canadian Income Tax Act, of the exchangeable shares at the time the exchangeable shares are redeemed. For these purposes, the redemption proceeds will be the fair market value of our common stock received from Exchangeco at the time of the redemption plus the amount, if any, of all payable and unpaid dividends on the exchangeable shares paid on the redemption. Any deemed dividend will be subject to non-resident withholding tax as described in the preceding paragraph. However, we anticipate that we or Callco, as the case may be, will exercise our call rights, when available, and currently foresee no circumstances under which exchangeable shares would be redeemed by Exchangeco.


            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS



     In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the following general discussion constitutes a fair and accurate summary of the anticipated material United States federal income tax consequences of the ownership and disposition of exchangeable shares that may be relevant to holders generally. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this prospectus. These income tax laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of this prospectus. These income tax laws and regulations are also subject to various interpretations, and the United States Internal Revenue Service (the "IRS") or the United States courts could later disagree with the explanations or conclusions contained in this summary.


     No statutory, judicial or administrative authority exists that directly addresses the United States federal income tax consequences of instruments comparable to the exchangeable shares together with the associated ancillary rights and call rights. Consequently, the United States federal income tax treatment of the ownership of exchangeable shares and the exchange of exchangeable shares for shares of Nabors common stock is not certain. No advance ruling has been sought or obtained from the IRS regarding the tax consequence of any of the transactions described herein and there can be no assurance that the IRS would not challenge the conclusions contained in the discussion below, or, if challenged, that a court would not agree with the IRS.

     As used herein, a "United States Holder" is a beneficial owner of exchangeable shares that, for United States federal income tax purposes, is: (1) a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, or of any political subdivision thereof, (3) an estate or other entity the income of which is includible in its gross income for United States federal income tax purposes without regard to its source or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under the applicable United States Treasury regulations to be treated as a United States person. A "non-United States Holder" is a beneficial owner of exchangeable shares that is not a United States Holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the exchangeable shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership and partners in such partnership are urged to consult their tax advisers about the United States federal income tax consequences of holding and disposing of exchangeable shares. Based on current estimates of gross income and gross assets and the nature of the business, Nabors believes that none of Exchangeco, Enserco or Nabors will be classified as a foreign personal holding company or a passive foreign investment company for the current taxable year. The status of Exchangeco, Enserco and Nabors in future years, however, will depend on their income, assets and activities in those years. Accordingly, this summary assumes that none of Exchangeco, Enserco or Nabors are or will be a "foreign personal holding company" or a "passive foreign investment company" for United States federal income tax purposes. This discussion does not address persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, banks, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers or traders in securities or currencies, grantor trusts, persons having a "functional currency" other than the United States dollar, holders who own, or are deemed to own, 10% or more, determined by voting power or value, of exchangeable shares, holders who hold exchangeable shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment and holders of exchangeable shares who acquired their interests through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to holders who hold exchangeable shares as, and who will hold Nabors common stock as, a capital asset as defined in the Code.


     This discussion does not address all aspects of United States federal income taxation that may be applicable to a particular holder in light of the holder's particular circumstances. Accordingly, all holders are urged to consult their tax advisors with respect to the United States federal income tax consequences to them of the ownership and disposition of exchangeable shares in light of their particular circumstances. This discussion does not address any aspects of United States federal income taxation that may be applicable to holders of options or warrants. In addition, this discussion does not address the United States state or local tax consequences or the foreign tax consequences of the ownership and disposition of the exchangeable shares.

     HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, THE FOREIGN TAX CONSEQUENCES AND THE NON-TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES, NABORS COMMON STOCK AND ANCILLARY RIGHTS AND CALL RIGHTS.

UNITED STATES HOLDERS

     Exchange of Exchangeable Shares

     There is no authority directly addressing the proper characterization of instruments similar to the exchangeable shares together with the associated ancillary rights and call rights or the exchange of exchangeable shares for Nabors common stock (including an exchange upon the occurrence of an automatic redemption date). As a result, the consequences to a United States Holder of such an exchange are unclear.

     A United States Holder may be justified in taking the position that the exchangeable shares (together with the ancillary rights and call rights) constitute stock of Nabors for United States federal income tax purposes. If the exchangeable shares (together with the ancillary rights and call rights) constitute stock of Nabors for United States federal income tax purposes, the exchange of the exchangeable shares for

Nabors common stock should not be a taxable event. In such event, the aggregate tax basis of the Nabors common stock received pursuant to the exchange would equal the United States Holder's aggregate tax basis in the exchangeable shares and the holding period of the Nabors common stock received by such holder would include the holding period of the exchangeable shares surrendered in the exchange.

     Alternatively, if the exchangeable shares constitute stock of Exchangeco for United States federal income tax purposes, a United States Holder who exchanges its exchangeable shares for shares of Nabors common stock would generally recognize gain or loss. Such gain or loss would be measured by the difference, if any, between (1) the fair market value of the shares of Nabors common stock received at the time of the exchange and (2) the United States Holder's tax basis in the exchangeable shares surrendered, and would generally be capital gain or loss, except with respect to any declared but unpaid dividends on the exchangeable shares. Under this alternative characterization, a United States Holder's tax basis in the shares of Nabors common stock received would be equal to the fair market value of such shares at the time of the exchange and the holding period for such shares would begin on the day after the exchange. However, even if the exchangeable shares constitute stock of Exchangeco for United States federal income tax purposes, under certain limited circumstances, the exchange by a United States Holder of exchangeable shares for shares of Nabors common stock could be characterized as a tax-free transaction.

     For United States federal income tax purposes, gain recognized on the exchange of exchangeable shares for shares of Nabors common stock will generally be treated as United States source gain, except that, under the terms of the Canada-United States Tax Convention, such gain may be treated as sourced in Canada. Any Canadian tax imposed on the exchange may be available as a credit against United States federal income taxes, subject to applicable limitations. Alternatively, a United States Holder may be entitled to claim a deduction with respect to any Canadian tax paid in computing United States taxable income.

     Distributions on the Exchangeable Shares


     Because the treatment of exchangeable shares is not clear, the treatment of dividends with respect to such shares is also not clear. If dividends received by a United States Holder with respect to the exchangeable shares constitute dividends from Nabors for United States federal income tax purposes, a United States Holder of exchangeable shares will generally be required to include in gross income as ordinary income dividends paid with respect to the exchangeable shares to the extent paid out of the earnings and profits of Nabors. Such dividends paid in Canadian dollars will be includible in the income of a United States Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the dividends are deemed received. United States Holders are urged to consult their tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received which are not converted into United States dollars on such date.


     Alternatively, if dividends received by a United States Holder with respect to the exchangeable shares constitute dividends from Exchangeco for United States federal income tax purposes, then any dividends paid with respect to the exchangeable shares out of Exchangeco's earnings and profits would be treated as foreign source dividend income and would generally not be eligible for the dividends received deduction allowed to corporate shareholders under the Code.

     Under the terms of the Canada-United States Tax Convention, distributions with respect to the exchangeable shares received by United States Holders may be subject to Canadian withholding tax at a rate of 15% irrespective of the treatment for United States federal income tax purposes. Subject to certain limitations of United States federal income tax law, a United States Holder should generally be entitled to either a credit against its United States federal income tax liability or a deduction in computing United States taxable income for Canadian income taxes withheld from distributions with respect to the exchangeable shares. The use of a credit may, however, be limited or precluded entirely if the United States Holder has no income that is treated as non-United States source income for United States federal income tax purposes.

NON-UNITED STATES HOLDERS

     The following discussion is applicable to a non-United States Holder.

     Exchange or Other Disposition of Exchangeable Shares and Nabors Common
Stock

     Subject to the discussion below under "-- Foreign Investment in Real Property Tax Act of 1980," a non-United States Holder will generally not be subject to United States federal income tax on any gain realized on the sale or exchange of exchangeable shares or on the sale or exchange of shares of Nabors common stock, unless (1) such gain (A) in the absence of an applicable tax treaty, is effectively connected with a trade or business of the non-United States Holder in the United States, or (B) if a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States, or (2) except as otherwise provided by an applicable tax treaty, the non-United States Holder is an individual who holds exchangeable shares or Nabors common stock, as the case may be, as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

     Distributions with Respect to the Exchangeable Shares and Nabors Common
Stock

     If dividends paid to non-United States Holders with respect to the exchangeable shares constitute dividends from Nabors for United States federal income tax purposes, such dividends would generally be subject to United States withholding tax at a rate of 30%. In general, dividends received by a non-United States Holder with respect to Nabors common stock that are not effectively connected with the conduct by such holder of a trade or business in the United States would also be subject to United States withholding tax at a rate of 30%. The withholding rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (currently 15%, generally, on dividends paid to residents of Canada under the Canada-United States Tax Convention).

     Foreign Investment in Real Property Tax Act of 1980

     Notwithstanding the discussion above, under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), gain or loss recognized by a non-United States Holder on the sale or exchange of Nabors common stock, as well as any gain or loss recognized on the sale or exchange of exchangeable shares (if such shares constitute stock of Nabors for United States federal income tax purposes), will be subject to United States federal income tax as if such gain or loss were effectively connected with a United States trade or business if such shares constitute "United States real property interests" ("USRPIs") (as defined below) and the non-United States Holder is a greater than 5% shareholder as defined in the applicable United States Treasury regulations.


     A USRPI generally includes any interest (other than an interest solely as a creditor) in a "United States real property holding corporation" (a "USRPHC"). Exchangeable shares (if such shares constitute stock of Nabors for United States federal income tax purposes) and Nabors common stock will be USRPIs unless it is established under specific procedures set forth in the applicable United States Treasury regulations that Nabors is not (and was not at any time during the five-year period ending on the date of disposition) a USRPHC. A corporation is a USRPHC if the fair market value of its interests in United States real property equals or exceeds 50% of the sum of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in the applicable United States Treasury regulations). Nabors does not believe that it is, or that at any time within the past five years it has been, a USRPHC. The status of Nabors as a USRPHC in future years, however, will depend on its assets in those years. Accordingly, Nabors cannot give any assurance as to whether it will in the future become a USRPHC.


     If it is determined that Nabors is, has been in the past five years, or in the future becomes, a USRPHC, so long as Nabors common stock is regularly traded on an established securities market, an exemption should apply, except possibly with respect to a non-United States Holder who is a greater than 5% shareholder, as determined under the applicable United States Treasury regulations, taking into consideration the fact that exchangeable shares (if such shares constitute stock of Nabors for United States federal income tax purposes) may be taken into account for purposes of such determination. This exception should apply to both the Nabors common stock and to the exchangeable shares (if such shares constitute stock of Nabors for United States federal income tax purposes). Any investor that may approach or exceed the 5% ownership threshold, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-United States Holder who sells or otherwise disposes of exchangeable shares or Nabors common stock may be required to inform its transferee whether such shares constitute a USRPI.


     The foregoing discussion of the possible application of the FIRPTA rules to non-United States Holders is only a summary of material aspects of these rules. Because the United States federal income tax consequences to a non-United States Holder under FIRPTA may be significant and are complex, non-United States Holders are urged to discuss those consequences with their tax advisors.


BACKUP WITHHOLDING AND INFORMATION REPORTING

     United States Holders

     Payments of dividends made with respect to, or the proceeds of the sale or other disposition of, the exchangeable shares and shares of Nabors common stock, as the case may be, may be subject to information reporting and United States federal backup withholding tax at the then applicable rate if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a United States Holder under the backup withholding rules is allowable as a credit against the holder's United States federal income tax, provided that the required information is furnished to the IRS.

     Non-United States Holders

     A non-United States Holder may be required to comply with certification procedures to establish that the holder is not a United States person in order to avoid backup withholding tax requirements with respect to distributions with respect to the exchangeable shares and shares of Nabors common stock, as the case may be. In addition, Nabors must report annually to the IRS and to each non-United States Holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States Holder resides.

                                 LEGAL MATTERS

     The validity of the shares of our common stock issuable hereunder will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain United States federal income tax matters have been passed upon by Skadden, Arps, Slate, Meagher & Flom LLP and certain Canadian federal income tax matters have been passed upon by Stikeman Elliott.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Nabors Industries, Inc. for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by Nabors in connection with issuance and distribution of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC registration statement filing fee.......................  $ 26,046
American Stock Exchange Listing fee.........................    22,500
Accounting fees and expenses................................    15,000
Legal fees and expenses.....................................    60,000
Printing fees...............................................    75,000
Transfer agent fees.........................................     5,000
Miscellaneous...............................................     7,500
                                                              --------
  Total.....................................................  $211,046
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits the indemnification of directors, officers, employees and agents of Delaware corporations. Article Seventh of Nabors' Restated Certificate of Incorporation, as amended, states:

          (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter collectively referred to as a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of Nabors or is or was serving at the request of Nabors as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Nabors to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Nabors to provide broader indemnification rights than said law permitted Nabors to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

          (b) The right to indemnification conferred in this Section shall include the right to be paid by Nabors the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding, shall be made only upon delivery to Nabors of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide information to employees and agents of Nabors with the same scope and effect as the foregoing indemnification of directors and officers.

          (c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

          (d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Nabors or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Nabors would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          (e) Any repeal or modification of this Section directly or indirectly, such as by adoption of an inconsistent provision of this Certificate of Incorporation, shall not apply to or have any effect on the rights of any officer and director to indemnification and advancement of expenses with respect to any acts or omissions occurring prior to such repeal or modification.

          (f) If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then Nabors shall nevertheless indemnify each directors and officers of Nabors as to expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) with respect to any proceeding to the full extent permitted by any applicable portion of this Section that shall not have been invalidated and to the full extent permitted by applicable law.

     Nabors has entered into agreements with certain of its directors and officers indemnifying them against expenses, settlements, judgments and fines in connection with any threatened, pending or completed action, suit, arbitration or proceeding where the individual's involvement is by reason of the fact that he is or was a director or officer or served at Nabors' request as a director or officer of another organization, except that indemnification is not provided against judgments or fines in a derivative suit unless permitted by Delaware law.

     The officers and directors of Nabors are covered by directors and officers insurance aggregating $50,000,000.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 2.1(+)   Amended and Restated Acquisition Agreement, dated as of
          March 18, 2002, by and between Nabors Industries, Inc. and
          Enserco Energy Service Company Inc.
 2.2(+)   Form of Plan of Arrangement Under Section 192 of the Canada
          Business Corporations Act Involving and Affecting Enserco
          Energy Service Company Inc. and its Securityholders
          (included in Schedule B to Exhibit 2.1)
 3.1(+)   Restated Certificate of Incorporation of Nabors Industries,
          Inc.(a)
 3.2(+)   Amendment to Restated Certificate of Incorporation of Nabors
          Industries, Inc.(b)
 3.3(+)   Form of Certificate of Designations of Special Voting
          Preferred Stock of Nabors Industries, Inc.
 3.5(+)   Restated By-laws of Nabors Industries, Inc.(c)
 4.1(+)   Form of Provisions Attaching to the Exchangeable Shares of
          Nabors Exchangeco (Canada) Inc. (included as Appendix 1 to
          Exhibit 2.2)
 4.2(+)   Form of Support Agreement between Nabors Industries, Inc.,
          3064297 Nova Scotia Company and Nabors Exchangeco (Canada)
          Inc. (included as Schedule E to Exhibit 2.1)
 5.1(+)   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 8.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          certain United States tax matters
 8.2      Opinion of Stikeman Elliott as to certain Canadian tax
          matters

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 9.1(+)   Form of Voting and Exchange Trust Agreement between Nabors
          Industries, Inc. and Nabors Exchangeco (Canada) Inc. and
          Computershare Trust Company of Canada, as trustee (included as Schedule F to Exhibit 2.1)
23.1      Consent of PricewaterhouseCoopers LLP
23.2(+)   Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)
23.3      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 8.1)
23.4      Consent of Stikeman Elliott (included in Exhibit 8.2)
24.1(+)   Power of Attorney


---------------

(+) Previously filed or incorporated by reference.

(a) Incorporated by reference to Exhibit 3.1 to Nabors Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, filed with the SEC on May 16, 1997 (File No. 001-09245).

(b) Incorporated by reference to Exhibit 3.1 to Nabors Industries, Inc.'s Current Report on Form 8-K filed with the SEC on June 22, 2000 (File No. 001-09245).

(c) Incorporated by reference to Exhibit 3.2 to Nabors Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1997 filed with the SEC on December 29, 1997 (File No. 001-09245).

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

             provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in this registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act, that is incorporated by reference in this registration statement, shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Amendment No. 1 to the Registrant's Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on this 24th day of April, 2002.


                                          NABORS INDUSTRIES, INC.

                                          By:    /s/ ANTHONY G. PETRELLO
                                            ------------------------------------
                                              Anthony G. Petrello

                                              President and Chief Operating
                                              Officer



                     SIGNATURE                                      TITLE                       DATE
                     ---------                                      -----                       ----
                         *                           Chairman and Chief Executive Officer
---------------------------------------------------
                Eugene M. Isenberg

              /s/ ANTHONY G. PETRELLO                 President, Chief Operating Officer   April 24, 2002
---------------------------------------------------              and Director
                Anthony G. Petrello

                         *                                Vice Chairman and Director
---------------------------------------------------
                Richard A. Stratton

                         *                            Vice President-Finance (Principal
---------------------------------------------------   Financial and Accounting Officer)
                   Bruce P. Koch

                         *                                         Director
---------------------------------------------------
                  James L. Payne

                         *                                         Director
---------------------------------------------------
                   Hans Schmidt

                         *                                         Director
---------------------------------------------------
                Myron M. Sheinfeld

                         *                                         Director
---------------------------------------------------
                    Jack Wexler

                         *                                         Director
---------------------------------------------------
                 Martin J. Whitman

           *By: /s/ ANTHONY G. PETRELLO                                                    April 24, 2002
   ---------------------------------------------
                Anthony G. Petrello
                 Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 2.1(+)   Amended and Restated Acquisition Agreement, dated as of
          March 18, 2002, by and between Nabors Industries, Inc. and
          Enserco Energy Service Company Inc.
 2.2(+)   Form of Plan of Arrangement Under Section 192 of the Canada
          Business Corporations Act Involving and Affecting Enserco
          Energy Service Company Inc. and its Securityholders
          (included in Schedule B to Exhibit 2.1)
 3.1(+)   Restated Certificate of Incorporation of Nabors Industries,
          Inc.(a)
 3.2(+)   Amendment to Restated Certificate of Incorporation of Nabors
          Industries, Inc.(b)
 3.3(+)   Form of Certificate of Designations of Special Voting
          Preferred Stock of Nabors Industries, Inc.
 3.5(+)   Restated By-laws of Nabors Industries, Inc.(c)
 4.1(+)   Form of Provisions Attaching to the Exchangeable Shares of
          Nabors Exchangeco (Canada) Inc. (included as Appendix 1 to
          Exhibit 2.2)
 4.2(+)   Form of Support Agreement between Nabors Industries, Inc.,
          3064297 Nova Scotia Company and Nabors Exchangeco (Canada)
          Inc. (included as Schedule E to Exhibit 2.1)
 5.1(+)   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 8.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          certain United States tax matters
 8.2      Opinion of Stikeman Elliott as to certain Canadian tax
          matters
 9.1(+)   Form of Voting and Exchange Trust Agreement between Nabors
          Industries, Inc. and Nabors Exchangeco (Canada) Inc. and
          Computershare Trust Company of Canada, as trustee (included as Schedule F to Exhibit 2.1)
23.1      Consent of PricewaterhouseCoopers LLP
23.2(+)   Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)
23.3      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 8.1)
23.4      Consent of Stikeman Elliott (included in Exhibit 8.2)
24.1(+)   Power of Attorney (set forth on the signature pages of this
          Registration Statement)


---------------

(+) Previously filed or incorporated by reference.

(a) Incorporated by reference to Exhibit 3.1 to Nabors Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, filed with the SEC on May 16, 1997 (File No. 001-09245).

(b) Incorporated by reference to Exhibit 3.1 to Nabors Industries, Inc.'s Current Report on Form 8-K filed with the SEC on June 22, 2000 (File No. 001-09245).

(c) Incorporated by reference to Exhibit 3.2 to Nabors Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1997 filed with the SEC on December 29, 1997 (File No. 001-09245).